August 25, 2010

VIA UPS
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Gowetski, Esq.

Re:	American Realty Capital New York Recovery REIT, Inc. Amendment No. 7 to Registration Statement on Form S-11 Filed August 25, 2010 File No. 333-163069

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital New York Recovery REIT, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 20, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on November 12, 2009 (No. 333-163069) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on December 21, 2009, Amendment No. 2 to the Registration Statement filed by the Company with the Commission on January 27, 2010, Amendment No. 3 to the Registration Statement filed by the Company with the Commission on March 4, 2010, Amendment No. 4 to the Registration Statement filed by the Company with the Commission on April 7, 2010, Amendment No. 5 to the Registration Statement filed by the Company with the Commission on July 2, 2010, and Amendment No. 6 to the Registration Statement filed by the Company with the Commission on August 6, 2010 (“Amendment No. 6”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 6.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 7 to the Registration Statement (“Amendment No. 7”).  Amendment No. 7 has been filed by the Company today.  Please note that some of our revisions contained in Amendment No. 7 reflect blue sky comments received by the states as of the date hereof.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 7.  All page number references in the Company’s responses are to page numbers in Amendment No. 7.

August 25, 2010

General

1.
We note your response to comment 4 in our letter dated July 21, 2010 and the revisions made to the risk factors listed on your cover page and the summary risk factors on pages 6 -7.  Please note that, as a general rule, risk factor disclosure should not contain mitigating language.  Therefore, please revise the risk factor regarding your blind pool status to remove the mitigating language that “[a]lthough we currently own one property and have identified one additional property to acquire ....”  Furthermore, please also revise the mitigating language in the sixth risk factor on your cover page that states, “[a]lthough we expect to maintain a target level of leverage . . . .”

We advise the Staff that the risk factors on the cover page and pages 6, 42 and 54 have been revised to remove any mitigating language.

Risk Factors, page 23

2.
We note your disclosure on page 121 that there are nine leases scheduled to expire in 2011 at your only property, which represents 39.1% of the total annual rent for that property.  Please revise to include a risk factor that addresses the risk to your business should you be unable to successfully renegotiate lease renewals.  Please discuss in more detail the potential risk of failing to secure beneficial lease renewals with your tenants.

We advise the Staff that the prospectus has been revised on page 41 to include a risk factor that addresses the risk to the Company’s business if the Company is unable to successfully renegotiate lease renewals, including the risk of failing to secure beneficial lease renewals with the Company’s tenants.

Description of Real Estate Investments, page 120

3.
We note your response to comment 7 in our letter dated July 21, 2010. Please explain why occupancy and average effective annual rental per square foot data is unavailable for your interior design building property prior to 2007 in the footnote to the table on page 121.

We advise the Staff that the Company only recently became the owner of the interior design building property.  Management requested from the seller of the interior design building property the occupancy rate and the average effective annual rental per square foot of the interior design building property for 2005 and 2006, but the seller was only able to provide this information as far back as the year 2007.

August 25, 2010

4.
We note your response to comment 8 in our letter dated July 21, 2010, which indicates that you do not believe the acquisition of the 36 West 34th Street property is probable as of the date of this prospectus.  In light of this fact, please explain to us why you believe it is appropriate to include detailed information about this property, such as occupancy and rental data, in your prospectus or revise to remove this disclosure.

We advise the Staff that the negotiations related to the acquisition of the 36 West 34th Street property have terminated.  The Company no longer intends to pursue this investment.  The related disclosure has been removed from the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 125

5.
We note your disclosure on page 128 about the use of modified FFO, or MFFO, as a measurement for your business.  Please tell us in more detail why you believe that MFFO is an appropriate measurement when assessing your operating performance.

We advise the Staff that we have revised our disclosure on pages 125 to 126 relating to Funds from Operations (“FFO”) and Modified Funds from Operations (“MFFO”) to explain that management believes that MFFO is helpful to investors as a measure of operating performance because it excludes charges that it considers more reflective of investing activities or non-operating valuation changes.  Because charges such as acquisition-related costs and other infrequent charges not related to the operating performance or the Company’s properties are excluded, management believes that fluctuations in MFFO are indicative of changes in operating activities and provide comparability in evaluating the Company’s performance over time and as compared to other real estate companies that may not be affected by impairments or write-offs of capitalized costs or that have acquisition activities.

Prior Performance Summary, page 129

6.
We note your response to comment 9 in our letter dated July 21, 2010. Please explain in more detail to us why you believe there have been no adverse business developments or conditions experienced by any program or non-program, including how you considered the lack of payments made to investors or revise your disclosure as applicable.

We advise the Staff that each of ARC Income Properties I, LLC, ARC Income Properties II, LLC and ARC Income Properties III, LLC is an offering of debt securities. All anticipated distributions to investors have been paid on these non-public programs through interest payments on the debt securities. The equity interests in each of these entities are owned by Nicholas Schorsch and William Kahane and their respective families. Any losses pursuant to a reduction in value of the equity in any of these entities (which has not occurred and which is not anticipated) will be borne by Messrs Schorsch and Kahane and their respective families.

With respect to ARC Growth Fund, LP, 78% of the capital invested has been returned to investors in 2010. Approximately $1.1 million of the capital invested remains to be returned to outside investors. American Realty Capital anticipates that 100% of the capital or more will be returned to investors after the disposition of the remaining properties. Because the amount remaining to be returned to investors is a relatively small portion of the portfolio and it is expected that such amount ultimately will be returned to investors, American Realty Capital does not consider this to be an adverse development.

August 25, 2010

Financial Statements, page F-1

7.
Please update your financial statements and other financial information throughout the prospectus, including pro forma information, through the period ended June 30, 2010 and provide all applicable comparative periods.  Refer to Rule 3-12 of Regulation S-X.

We advise the Staff that the financial statements and other financial information throughout the prospectus, including the pro forma information has been updated through the period ended June 30, 2010 and all applicable comparative periods have been provided.

REVISED SALES LITERATURE SUBMITTED AUGUST 9, 2010

Presentation

8.
We note your response to comment 13 in our letter dated July 21, 2010.  It appears that the risk factors in the presentation do not coincide with the summary risk factors contained in latest amendment to your registration statement. Please revise or advise.

With respect to all sales literature for offers or sales of the Company’s common stock and in anticipation of the Staff’s declaration of effectiveness of the Company’s Registration Statement, we advise the Staff that the Company will not use any sales literature for offers or sales until the Commission has authorized the use of such materials.

We advise the Staff that, except for one risk factor that was omitted (for the reasons described below), we believe the risk factors in the presentation coincide with the summary risk factors contained in the latest amendment to the Company’s registration statement.  The chart below indicates where the particular summary risk factor may be found one page two of the presentation:

	SUMMARY RISK FACTOR	LOCATION ON PAGE TWO OF THE PRESENTATION
(a)	“We have a very limited operating history and have no established financing sources.”
See first bullet point:  “We have a very limited operating history and have no established financing sources. This offering is a blind pool and you may not have the opportunity to evaluate investments prior to their purchase or prior to your investment in our common stock, which makes this investment more speculative.”

(b)
This is essentially a blind pool offering and you may not have the opportunity to evaluate our investments before you make your purchase of our common stock, thus making your investment more speculative.”

See first bullet point:  “We have a very limited operating history and have no established financing sources. This offering is a blind pool and you may not have the opportunity to evaluate investments prior to their purchase or prior to your investment in our common stock, which makes this investment more speculative.”

August 25, 2010

(c)	“We currently own only one property and have not identified any other properties to acquire with the offering proceeds.”	This risk factor was omitted from the presentation. Please see the explanation below.
(d)	“No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.”
See second bullet point:  “No public market currently exists for shares of our common stock, nor may a public market ever exist and our shares are illiquid. There are limitations on ownership and transferability of our shares.”

(e)	“If we, through New York Recovery Advisors, LLC, are unable to find suitable investments, then we may not be able to achieve our investment objectives or pay distributions.”
See fourth bullet point:  “If we, through our advisor, are unable to find suitable investments, we may not be able to achieve our objectives or pay distributions. If we are unable to raise substantial funds, we will be limited in the number and types of investments, our ability to diversify our investments will be limited.”

(f)	“Our properties may be adversely affected by the current economic downturn, as well as economic cycles and risks inherent to the New York MSA, especially New York City.”
See fifth bullet point:  “Properties may be adversely affected by the current economic downturn, as well as economic cycles and risks inherent to the New York market. The offering may be subject to risks associated with the significant dislocations and liquidity disruptions currently occurring in the United States credit markets.”

(g)
“If we are unable to raise substantial funds, we will be limited in the number and type of investments we may make and the value of your investment in us will fluctuate with the performance of the specific properties we acquire.”

See fourth bullet point:  “If we, through our advisor, are unable to find suitable investments, we may not be able to achieve our objectives or pay distributions. If we are unable to raise substantial funds, we will be limited in the number and types of investments, our ability to diversify our investments will be limited.”

August 25, 2010

(h)	“If only the minimum number of shares is sold in this offering, our ability to diversify our investments will be limited.”
See fourth bullet point:  “If we, through our advisor, are unable to find suitable investments, we may not be able to achieve our objectives or pay distributions. If we are unable to raise substantial funds, we will be limited in the number and types of investments, our ability to diversify our investments will be limited.”

(i)	“We may be unable to pay or maintain cash distributions or increase distributions over time.”
See ninth bullet point:  “We may be unable to pay or maintain cash distributions or increase distributions over time. Our organizational documents permit us to pay distributions from unlimited amounts of any source. Such distributions could reduce the cash available to us and could constitute a return of capital to shareholders.”

(j)
“We may pay distributions from unlimited amounts of any source. For example, we may borrow money or use proceeds of this offering to make distributions to our stockholders if we are unable to make distributions with our cash flows from our operations. Such distributions could reduce the cash available to us and could constitute a return of capital to stockholders.”

See ninth bullet point:  “We may be unable to pay or maintain cash distributions or increase distributions over time. Our organizational documents permit us to pay distributions from unlimited amounts of any source. Such distributions could reduce the cash available to us and could constitute a return of capital to shareholders.”

(k)	“Our share repurchase program is subject to numerous restrictions, may be cancelled at any time and should not be relied upon as a means of liquidity.”	See tenth bullet point: “Our share repurchase program is subject to numerous restrictions, may be cancelled at anytime and should not be relied upon as a means of liquidity.”
(l)	“There are numerous conflicts of interest between the interests of investors and our interests or the interests of our advisor, our sponsor and their respective affiliates.”
See sixth bullet point:  “There are substantial conflicts among the interests of our investors, our interests and the interests of our advisor, sponsor, dealer manager and our respective affiliates regarding compensation, investment opportunities and management resources.”

August 25, 2010

(m)	“The incentive advisor fee structure may result in our advisor recommending riskier or more speculative investments.”
See third bullet point:  “We are obligated to pay substantial fees to our advisor and its affiliates, including fees payable upon sale of properties, which may result in our advisor recommending riskier or more speculative investments. We are depending on our advisor to select investments and conduct our operations. Adverse changes in the financial condition of our advisor could adversely affect us.”

(n)	“Our investment objectives and strategies may be changed without stockholder consent.”	See seventh bullet point: “Our investment objectives and strategies may be changed without shareholder consent.”
(o)	“We are obligated to pay substantial fees to our advisor and its affiliates, including fees payable upon the sale of properties.”
See third bullet point:  “We are obligated to pay substantial fees to our advisor and its affiliates, including fees payable upon sale of properties, which may result in our advisor recommending riskier or more speculative investments. We are depending on our advisor to select investments and conduct our operations. Adverse changes in the financial condition of our advisor could adversely affect us.”

(p)
“There are significant risks associated with maintaining as high level of leverage as permitted under our charter (which permits leverage of up to 300% of our total “net assets” (as defined by the NASAA REIT Guidelines) as of the date of any borrowing, which is generally expected to be approximately 75% of the cost of our investments).”

See eighth bullet point:  “There are significant risks associated with maintaining a high level of leverage as permitted under our charter. If we incur substantial debt, it may hinder our ability to pay distributions to our shareholders or could decrease the value of your investment if income on, or the value of, the property securing the debt falls.”

(q)	“There are limitations on ownership and transferability of our shares.”
See second bullet point:  “No public market currently exists for shares of our common stock, nor may a public market ever exist and our shares are illiquid. There are limitations on ownership and transferability of our shares.”

August 25, 2010

(r)	“We are subject to risks associated with the significant dislocations and liquidity disruptions currently existing or occurring in the United States credit markets.”
See fifth bullet point:  “Properties may be adversely affected by the current economic downturn, as well as economic cycles and risks inherent to the New York market. The offering may be subject to risks associated with the significant dislocations and liquidity disruptions currently occurring in the United States credit markets.”

(s)	“We may fail to qualify or continue to qualify to be treated as a REIT.”	See eleventh bullet point: “We may fail to qualify or continue to qualify to be treated as a REIT for tax purposes.”
(t)	“Our dealer manager has not conducted an independent review of this prospectus.”	See twelfth bullet point: “Our dealer manager has not conducted an independent review of this prospectus.”
(u)	“We may be deemed to be an investment company under the Investment Company Act and thus subject to regulation under the Investment Company Act.”	See thirteenth bullet point: “We may be deemed to be an investment company under the Investment Company Act and thus subject to regulation under the Investment Company Act.”

We advise the Staff that the risk factor that discloses, “[w]e currently own only one property and have identified only one additional property to acquire with the offering proceeds”, was omitted from the presentation because the second summary risk factor (located under the first bullet point of the presentation) discloses the fact that the offering is a blind pool offering and investors will not have the opportunity to evaluate investments prior to purchasing the Company’s common stock.  The ownership of one property does not change the blind pool nature of this offering.  In addition, the prospectus will be provided to investors which will disclose the information required relating to any properties owned or any properties where the acquisition of such property is probable.

Website – Risk Factors

9.	The risk factors contained in your website are difficult to read due to the size of the font. Please revise to enlarge the font size of the risk factors.

We advise the Staff that the font of the risk factors contained in the Company’s website will be the same size as the text above the risk factors.  The font of the risk factors on the printout of the website appears to be smaller than the text above in order so that the risk factors fit on one page for purposes of submission to the Commission for review.

August 25, 2010

Hard Card

10.
We note your reference to your share repurchase plan.  Please revise to include the following disclosure with respect to your share repurchase plan:

• During any 12-month period, you will not repurchase in excess of 5% of number of shares of common stock outstanding as of December 31st of the previous year; and

• You will limit the amount spent to repurchase shares in a given quarter to the amount of proceeds received from your distribution reinvestment plan in that same quarter.

We advise the Staff that the Hard Card has been revised to include the following disclosure with respect to the Company’s share repurchase plan and will be provided supplementally:

“No share repurchases will be made in excess of (a) for any given year, 5% of the common stock outstanding as of December 31st of the prior year, and (b) for any given quarter, the proceeds received from the distribution reinvestment plan in that quarter.”

11.	Please revise your risk factors so that they are consistent with the summary risk factors contained in your prospectus.

We advise the Staff that we believe the risk factors provided are consistent with the summary risk factors contained in the Company’s prospectus, as described in our response to Comment No. 8 above.

SALES LITERATURE SUBMITTED AUGUST 9, 2010

Property Snapshot Template

12.	Please revise the risk factors so that they are consistent with the summary risk factors contained in your prospectus.

We advise the Staff that the Property Snapshot Template risk factors have been revised so that they are consistent with the summary risk factors contained in the Company’s prospectus, as described in our response to Comment No. 8 above, and will be provided supplementally.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to Peter Fass at (212) 969-3445.

August 25, 2010

Yours very truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.